UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities and Exchange Act of 1934
(Orginal Filing)
eTelecare Global Solutions, Inc.
(Name of Issuer)
Common Shares, PhP2.00 par value
(Title of Class of Securities)
29759R102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). A. SORIANO CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Philippines

	5	SOLE VOTING POWER

NUMBER OF		1,883,966 Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not Applicable

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,883,966 Shares

WITH:	8	SHARED DISPOSITIVE POWER

Not Applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,966 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.59%(Based on Issuer’s total outstanding shares of 28,566,346 per its Quarterly Report filed on November 2, 2007)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1.
(a)	Name of Issuer

eTelecare Global Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices 31st Floor CyberOne Building, Eastwood City, Cyberpark Libis, Quezon City 1110 Philippines

Item 2.
(a)	Name of Person Filing A. Soriano Corporation

(b)	Address of Principal Business Office or, if none, Residence 7th Floor, Pacific Star Building Sen. Gil J. Puyat Avenue corner Makati Avenue Makati City, Philippines

(c)	Citizenship or Place of Organization:

Republic of the Philippines

(d)	Title of Class of Securities

Common shares

(e)	CUSIP Number

29759R102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
(a)	Amount beneficially owned:

1,883,966 Common Shares

(b)	Percent of class:

6.59%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,883,966 Common Shares

(ii) Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

1,883,966 Common Shares

(iv)	Shared power to dispose or to direct the disposition of

None.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 1, 2008
Date

/s/ Joshua L. Castro

Signature

Joshua L. Castro
Corporate Information Officer

(Name/Title)

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